United States securities and exchange commission logo





                           May 12, 2021

       Ronald Erickson
       Chairman of the Board
       Know Labs, Inc.
       500 Union Street, Suite 810
       Seattle, WA 98101

                                                        Re: Know Labs, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 7, 2021
                                                            File No. 333-255918

       Dear Mr. Erickson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jessica Lockett, Esq.